

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170268

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: VeriSign, Inc.
Incoming letter dated February 24, 2017

Dear Ms. Ising:

This is in response to your letter dated February 24, 2017 concerning the shareholder proposal submitted to Verisign by John Chevedden. We also have received a letter from the proponent dated February 27, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: VeriSign, Inc.
Incoming letter dated February 24, 2017

The proposal requests that the board take the steps necessary to amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that Verisign may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Verisign's policies, practices and procedures compare favorably with the guidelines of the proposal and that Verisign has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Verisign omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Verisign, Inc. (VRSN)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 24, 2017 no-enforcement request.

The company failed to note that it belatedly submitted its request 55-days after its deadline for rule 14a-8 proposals. The company, or any company with a similar omission, should not be allowed to amend its request in this regard.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Terence E. Kaden <tkaden@verisign.com>

[VRSN – Rule 14a-8 Proposal, December 6, 2016]
[December 30, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process. And even if 20 larger holders are in favor of proxy access – they may not be able to agree on director candidates.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9569
EIsing@gibsondunn.com

February 24, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *VeriSign, Inc.*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 ("Exchange Act") —Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, VeriSign, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

The Proposal states:

> Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

The supporting statement states that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). As discussed below, the Company has adopted a proxy access right that compares favorably with and substantially implements the Proposal because it achieves the Proposal's essential purpose of providing the Company's stockholders with a meaningful proxy access right. In this respect, the meaningful proxy access right provided to the Company's stockholders, and the facts supporting our analysis that the Company's proxy access right substantially implements the Proposal, are substantially similar to those provided by other companies that substantially implemented stockholder proposals similar to the Proposal. *See Northrop Grumman Corp.* (avail. Feb. 17, 2017); *Eastman Chemical Co.* (avail. Feb. 14, 2017); *The Dun & Bradstreet Corp.* (avail. Feb. 10, 2017); *General Dynamics Corp.* (avail. Feb 10, 2017); *NextEra Energy, Inc.* (avail. Feb. 10, 2017); *PPG Industries, Inc.* (avail. Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (avail. Feb. 10, 2017); *United Continental Holdings, Inc.* (avail. Feb 10, 2017) (collectively, the "Proxy Access Aggregation Letters"). As a result, we believe that this no-action request does not raise any novel issues, and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company's Bylaws Substantially Implement The Proposal.

A. Background

On July 27, 2016, the Board adopted amendments to the Company's Bylaws (the "Bylaws") implementing proxy access (the "Proxy Access Bylaw"). The Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Quarterly Report on Form 10-Q on July 28, 2016. *See* Exhibit B. The Proxy Access Bylaw provides for a stockholder, or a group of no more than 20 stockholders, that has continuously owned at least 3% of the Company's outstanding stock entitled to vote in the election of directors for at least three years, to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws. The Proposal requests that the Proxy Access Bylaw be amended to increase the number of stockholders allowed to aggregate their shares to reach the 3% ownership threshold from 20 to 50. Consistent with no-action letter precedent and as demonstrated below, the Proxy Access Bylaw satisfies the Proposal's essential objective because it already provides the Company's stockholders with a meaningful proxy access right.

B. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6 (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See, e.g.*, *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Staff has taken a similar approach when applying Rule 14a-8(i)(10) to proxy access stockholder proposals where the company has previously adopted a meaningful proxy access right. For example, the Staff consistently has concurred that a proxy access bylaw that includes a 20-stockholder aggregation limit substantially implements a proxy access stockholder proposal even where the proposal requested that an unlimited number of stockholders be able to aggregate their shares. *See, e.g., Cardinal Health Inc.* (avail. July 20, 2016); *Amazon.com, Inc.* (avail. Mar.

3, 2016); *Alaska Air Group* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016). Further, in *NVR, Inc. (Recon.)* (avail. Mar. 25, 2016), a stockholder requested that the company amend its proxy access bylaw to, among other changes, eliminate the 20-stockholder aggregation limit. Although the Staff initially did not concur that NVR's proxy access bylaw substantially implemented the proposal, the company subsequently amended its bylaw to address other requested changes, but did not increase its 20-stockholder aggregation limit. In its no-action request, NVR noted that this limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The Staff concurred on reconsideration that the company had substantially implemented the proposal under Rule 14a-8(i)(10).

C. The Proxy Access Bylaw Achieves The Proposal's Essential Objective

The Proposal requests that the 20-stockholder aggregation limit in the Proxy Access Bylaw be increased to 50 stockholders. The Proposal then cites, as support for the proposed change, generic data from the Council of Institutional Investors asserting that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies." The generic data cited in the Proposal is irrelevant to the Company's stockholder base. As discussed below, based on analysis of the Company's stockholder base, the Company's existing Proxy Access Bylaw, including the 20-stockholder aggregation provision, provides stockholders a meaningful proxy access right.

Based on data from regulatory filings by institutional investors, as of December 31, 2016, the largest 20 institutional stockholders of the Company hold approximately 88.1% of the Company's outstanding shares, and of these 20 institutional stockholders, it appears that 18 (holding 84.8% of the Company's outstanding shares) have held shares for at least three years. Further, based on this data, it appears that four of the Company's institutional stockholders have owned more than 5% of the Company's outstanding shares for at least three years, seven institutional stockholders have owned more than 3% for at least three years and 14 of the current top 20 largest institutional stockholders have held more than 0.5% for at least three years. Accordingly, any of these 14 institutional stockholders could, on their own or in combination with only a few other stockholders, achieve the 3% ownership threshold in the Proxy Access Bylaw.

Moreover, utilizing proxy access at the Company is not dependent on a stockholder being one of the Company's largest institutional stockholders. To further illustrate the ease of forming a nominating group with 20 or fewer stockholders, we note that, as of December 31, 2016, 93 different stockholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares. Any one of these stockholders can combine their shares with up to 19 other similarly situated stockholders and satisfy the 3% threshold provided that (as with any other stockholder seeking to utilize proxy access) the other requirements set forth in the Proxy Access Bylaw are satisfied. In addition, for stockholders owning less than 0.15% of the Company's outstanding shares, there are countless options to aggregate shares in 20-stockholder groups to reach this 3% threshold. This demonstrates that the 20-stockholder aggregation limit in the Proxy Access Bylaw provides numerous opportunities for holders of less than 3% of the Company's shares to combine with other stockholders to satisfy the 3% ownership requirement. Even in the most extreme example, a stockholder who owns just one share of the Company's stock has a vast range of options, ranging from recruiting one 3% stockholder to recruiting 19 other stockholders who total 3% ownership, to every option in between. Given that even the holder of one share has a myriad of options to use proxy access at the Company, the Proxy Access Bylaw provides a meaningful proxy access right to the Company's stockholders.

As with the provisions and the facts addressed by other companies in the Proxy Access Aggregation Letters, the Proxy Access Bylaw, including the 20-stockholder aggregation limit, achieves the essential purpose of the Proposal by ensuring that the Company's stockholders are able to use proxy access effectively, while addressing administrative concerns that could arise if an unwieldy number of stockholders sought to nominate director candidates under proxy access. In this regard, it is also important to note that the Proposal provides no evidence that increasing the stockholder aggregation limit from 20 to 50 stockholders would meaningfully enhance the existing ability of the Company's stockholders to form nominating groups to use the Proxy Access Bylaw. In contrast, many companies like the Company have determined that a 20-stockholder nominating group provides a meaningful proxy access right as evidenced by the fact that it is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 386 companies that announced the adoption of proxy access bylaws between January 1, 2013 and February 21, 2017, approximately 89% of companies have adopted a 20-stockholder aggregation limit. In addition, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional stockholders in the United States, each have adopted proxy access bylaws that contain a 20-stockholder aggregation limit.

The Proxy Access Bylaw adopted by the Company compares favorably to the Proposal because, as demonstrated above, it achieves the Proposal's essential objective of providing the Company's stockholders with a meaningful proxy access right. Thus, consistent with no-action letter precedent, including the Proxy Access Aggregation Letters, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). Based upon the analysis above and the recent precedent addressing substantially identical proposals, we are of the view that by adopting the Proxy Access Bylaw, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, that the Proposal may properly be excluded under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Terence E. Kaden, Vice President and Associate General Counsel, at (703) 948-3475.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Terence E. Kaden, VeriSign, Inc.
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Thomas Indelicarto
Secretary
Verisign, Inc. (VRSN)
12061 Bluemont Way
Reston, VA 20190
PH: 703-948-3200
PH: 703-948-3966
FX: 703-435-4921

Dear Mr. Indelicarto,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

cc: Richard H. Goshorn <rgoshorn@verisign.com>
Terence E. Kaden <tkaden@verisign.com>

[VRSN – Rule 14a-8 Proposal, December 6, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***


VERISIGN

December 7, 2016

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of VeriSign, Inc. (the "Company"), which received on December 6, 2016, your stockholder proposal entitled "Shareholder Proxy Access Reform" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 6, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 6, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or


VERISIGN

form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 6, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 6, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 6, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 12061 Bluemont Way, Reston, Virginia 20190. Alternatively, you may transmit any response by email to me at tindelicarto@Verisign.com.


VERISIGN

If you have any questions with respect to the foregoing, please contact me at 703-948-4464. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Thomas C. Indelicarto
General Counsel
VeriSign, Inc.

Enclosures

Personal Investing PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

VRSN

Post-it® Fax Note 7671	Date 12-9-16 # of pages▶
To Thomas Indelicato	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 703-435-4921	Fax #

December 9, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
United Continental Holdings, Inc.	910047109	UAL	100
Ecolab, Inc.	278865100	ECL	80
Verisign, Inc.	924343E102	VRSN	80
Nisource, Inc.	65473P105	NI	300
Crown Holdings, Inc.	228368106	CCK	100

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W115189-09DEC16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Thomas Indelicarto
Secretary
Verisign, Inc. (VRSN)
12061 Bluemont Way
Reston, VA 20190
PH: 703-948-3200
PH: 703-948-3966
FX: 703-435-4921

REVISION

Dear Mr. Indelicarto,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Richard H. Goshorn <rgoshorn@verisign.com>
Terence E. Kaden <tkaden@verisign.com>

[VRSN – Rule 14a-8 Proposal, December 6, 2016]
[December 30, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process. And even if 20 larger holders are in favor of proxy access – they may not be able to agree on director candidates.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

EXHIBIT 3.02

BYLAWS

of

VERISIGN, INC.

ARTICLE I

Stockholders

Section 1. Annual Meeting . An annual meeting of the stockholders of the corporation, for the election of the directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date and at such time as the Board of Directors shall each year fix.

Section 2. Special Meetings . (a) Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, shall be held at such place, on such date, and at such time as determined by the Board of Directors and may be called only by (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors authorized by resolutions (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), (ii) the Chairman of the Board of Directors, (iii) the President or (iv) the Secretary whenever a stockholder or group of stockholders Owning (as defined below) at least thirty-five percent (35%) in the aggregate of the capital stock issued, outstanding and entitled to vote, and who held that amount in a net long position continuously for at least one year (the “Eligibility Criteria”), so request in writing. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of the meeting.

In the case of clause (iv) of the immediately preceding sentence, each such written request must be signed by each stockholder making the request and delivered to the Secretary at the principal executive office of the corporation and shall set forth (a) a brief description of the business desired to be brought before the special meeting of the stockholders, including the complete text of any resolutions to be presented at the special meeting of the stockholders with respect to such business, and the reasons for conducting such business at the meeting; (b) the date of request; (c)(i) if any stockholder making the request is a registered holder of the corporation’s stock, the name, address and ownership information, as they appear on the corporation’s books, of each such stockholder and (ii) if any stockholder making the request is not a registered holder of the corporation’s stock, proof of satisfaction by each such stockholder of the Eligibility Criteria which shall be substantially similar to the proof specified by Rule 14a-8(b)(2)(i) or (ii) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended from time to time, in each case, including a written agreement to update and supplement such information upon the occurrence of any changes thereto; (d) a representation that each requesting stockholder intends to appear in person or by proxy at the special meeting of the stockholders to transact the business specified; and (e) a representation that each requesting stockholder intends to hold the shares of the corporation’s stock set forth in the written request through the date of the special meeting of the stockholders; provided that, if any such requesting stockholder (x) fails to satisfy the Eligibility Criteria or to follow one of the procedural requirements described in clauses (a) through (e) of this sentence (the “Procedural Requirements”), the corporation shall not be obligated to call a special meeting unless the remaining requesting stockholders continue to satisfy the Eligibility Criteria and the Procedural Requirements or (y) fails to hold the required number of shares through the date of the special meeting (a “Non Performing Holder”), the corporation may cancel the special meeting (if previously called but not yet held) unless the remaining requesting stockholders have not failed to hold such shares through such date and continue to satisfy the Eligibility Criteria; provided, further, that the corporation may disregard future requests to call special meetings from each Non Performing Holder for the following two calendar years. Following receipt by the Secretary of a written request of stockholders that complies with the requirements set forth in this Section 2 (a “Special Meeting Request”), the Secretary shall call a special meeting of the stockholders.

(b) Revocation of Special Meeting Request . A stockholder may revoke a Special Meeting Request at any time by written revocation. Following such revocation, the Board of Directors, in its discretion, may cancel the special meeting unless, in the case of a Special Meeting Request, any remaining requesting stockholders continue to satisfy the Eligibility Criteria and the Procedural Requirements. For purposes of this Section 2, written revocation shall mean delivering a notice of revocation to the Secretary.

(c) Limitations . The Secretary shall not call a special meeting in response to a Special Meeting Request if (i) an identical or substantially similar item (as determined by the Board of Directors, a "Similar Item") is included or will be included in the corporation's notice of meeting as an item of business to be brought before a meeting of stockholders that will be held not later than ninety (90) days after the delivery date of the Special Meeting Request (the "Delivery Date"); (ii) the Delivery Date is during the period commencing ninety (90) days prior to the date of the next annual meeting of stockholders and ending on the date of the next annual meeting of stockholders; (iii) a Similar Item was presented at any meeting of stockholders held within one hundred and eighty (180) days prior to the Delivery Date; (iv) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; or (v) such Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law. For purposes of this Section 2, the election of directors shall be deemed to be a Similar Item with respect to all items of business involving the election or removal of directors.

For the purposes of this Section 2, a stockholder or beneficial owner is deemed to "Own" only those outstanding shares of capital stock as to which the person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, except that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such person in any transaction that has not been settled or closed, (2) borrowed by the person for any purposes or purchased by the person pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by the person, whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of capital stock, if the instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person's full right to vote or direct the voting of the shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of the shares by the person. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a stockholder or beneficial owner, have correlative meanings. For purposes of clauses (1) through (3), the term "person" includes its affiliates. A stockholder or beneficial owner "Owns" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. The person's Ownership of shares is deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the stockholder.

Section 3. Place of Meetings . All meetings of stockholders shall be held at the principal office of the corporation unless a different place is fixed by the person or persons calling the meeting and stated in the notice of the meeting.

Section 4. Notices of Meetings and Adjourned Meetings . A written notice of each annual or special meeting of the stockholders stating the place, date, and hour thereof, shall be given by the Secretary (or the person or persons calling the meeting), not less than 10 nor more than 60 days before the date of the meeting, to each stockholder entitled to such notice, and, if mailed, shall be given by depositing it postage prepaid in the United States mail, directed to each stockholder at his or her address as it appears on the records of the corporation. Notices of all special meetings of stockholders shall state the purpose or purposes for which the meeting is called. An affidavit of the Secretary, Assistant Secretary, or transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. No notice need be given to any person with whom communication is unlawful or to any person who has waived such notice in the manner permitted by Section 229 of the Delaware General Corporation Law (the "DGCL"). When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken except that, if the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this Section 4.

Section 5. Quorum . At any meeting of the stockholders, a quorum for the transaction of business shall consist of one or more individuals appearing in person or represented by proxy and owning or representing a majority of the shares of the corporation then outstanding and entitled to vote thereat, unless or except to the extent that the presence of a larger number may be required by law (including as required from time to time by the DGCL or the Certificate of Incorporation of the corporation (the "Certificate of Incorporation")). Where a separate vote by a class or classes is required, a majority of the shares of such class or classes then outstanding and entitled to vote present in person or by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote thereat who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

Section 6. Organization . Such person as the Board of Directors may have designated or, in the absence of such a person, the President of the corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote thereat who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 7. Conduct of Business . The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her in order.

Section 8. Voting . Unless otherwise provided in the Certificate of Incorporation and subject to the provisions of Section 6 of Article IV hereof, each stockholder shall have one vote for each share of stock entitled to vote held by him or her of record according to the records of the corporation. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote unless the pledgor in a transfer on the books of the corporation has expressly empowered the pledgee to vote the pledged shares, in which case only the pledgee or his or her proxy shall be entitled to vote. If shares stand of record in the names of two or more persons or if two or more persons have the same fiduciary relationship respecting the shares then, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided to the contrary: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; and (c) if more than one votes and the vote is evenly split, the effect shall be as provided by law.

Section 9. Proxies . Each stockholder entitled to vote at a meeting of stockholders may authorize another person or any group of persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 10. Action at Meeting .

(a) Voting - General . When a quorum is present at any meeting, action of the stockholders on any matter properly brought before such meeting, other than the election of directors, shall require, and may be effected by, the affirmative vote of the holders of a majority in interest of the stock present or represented by proxy and entitled to vote on the subject matter, except where a different vote is expressly required by law, the Certificate of Incorporation or these Bylaws, in which case such express provision shall govern and control.

(b) Voting - Directors . Except as provided in Section 7 of Article II of these Bylaws, each director shall be elected by the affirmative vote of the Majority of the Votes Cast (as defined herein) with respect to that director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is five business days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission (“SEC”) the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at such meeting. If the Certificate of Incorporation so provides, no ballot shall be required for the election of directors unless requested by a stockholder present or represented at the meeting and entitled to vote in the election. For purposes of this paragraph (b), the term “Majority of the Votes Cast” means, with respect to a nominee for director, that the number of shares voted “for” the election of that nominee must exceed the number of votes cast “against” that nominee.

Section 11. Stockholder Lists . The officer who has charge of the stock ledger of the corporation shall prepare and make available, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours, at the principal place of business of the corporation. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 12. Submission of Information by Director Nominees . (a) To be eligible to be a nominee for election or re-election as a director of the corporation, a person must deliver to the Secretary at the principal executive office of the corporation the following information:

(i) a written representation and agreement, which shall be signed by such person and shall represent and agree that such person: (A) consents to serving as a director if elected and (if applicable) to being named in the corporation's proxy statement and form of proxy as a nominee; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to the corporation, or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the corporation; and (D) if elected as a director, will comply with all of the corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors (which will be provided to such person promptly following a request therefor); and

(ii) all completed and signed questionnaires required of the corporation's directors (which will be provided to such person promptly following a request therefor).

(b) A nominee for election or re-election as a director of the corporation shall also provide to the corporation such other information as it may reasonably request. The corporation may request such additional information as necessary to permit the corporation to determine the eligibility of such person to serve as a director of the corporation, including information relevant to a determination whether such person can be considered an independent director.

(c) Notwithstanding any other provision of these Bylaws, if a stockholder has submitted notice of an intent to nominate a candidate for election or re-election as a director pursuant to Section 13 of this Article I or Section 14 of this Article I, the questionnaires described in Section 12(a)(ii) above and the additional information described in clause (b) of this Section 12 above shall be considered timely if provided to the corporation promptly upon request by the corporation, but in any event within the time period for delivery of a stockholder's notice pursuant to Section 13 of this Article I or Section 14 of this Article I, respectively, and all information provided pursuant to this Section 12 shall be deemed part of the stockholder's notice submitted pursuant to Section 13 of this Article I or Section 14 of this Article I, respectively.

Section 13. Notice of Stockholder Business; Nominations.

(a) Annual Meeting.

(i) Nominations of persons for election to the Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors (C) by any stockholder of the corporation who is a stockholder of record at the time the notice provided for in this Section 13(a) is delivered to the Secretary of the corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 13(a) or (D) by an Eligible Stockholder (as defined in clause (c) of Section 14 of this Article I) pursuant to the requirements of Section 14 of this Article I. For the avoidance of doubt, the foregoing clauses (C) and (D) shall be the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders (other than a proposal included in the corporation's proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act).

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive office of the corporation not later than the close of business (as defined in clause (c)(ii) of this Section 13) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement (as defined in clause (c)(ii) of this Section 13) of the date of such meeting is first made by the corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth:

(A) as to each person whom the stockholder proposes to nominate for election or re-election as a director (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, and (2) the information required to be submitted by nominees pursuant to clause (a)(i) of Section 12 of this Article I above;

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made;

(C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed:

(1) the name and address of such stockholder, as they appear on the corporation's books, and the name and address of such beneficial owner,

(2) the class or series and number of shares of stock of the corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting, and

(3) a representation that the stockholder (or a qualified representative of the stockholder) intends to appear at the meeting to make such nomination or propose such business;

(D) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "Control Person"):

(1) the class or series and number of shares of stock of the corporation which are beneficially owned (as defined in clause (c)(ii) of this Section 13) by such stockholder or beneficial owner and by any Control Person as of the date of the notice, and a representation that the stockholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation beneficially owned by such stockholder or beneficial owner and by any Control Person as of the record date for the meeting,

(2) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or Control Person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,

(3) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder, beneficial owner or Control Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the corporation's stock, or maintain, increase or decrease the voting power of the stockholder, beneficial owner or Control Person with respect to securities of the corporation, and a representation that the stockholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,

(4) a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation, within the meaning of Exchange Act Rule 14a-1(l), with respect to the nomination or other business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least

fifty percent (50%) of the corporation's stock entitled to vote generally in the election of directors in the case of a nomination and to holders of at least the percentage of the corporation's stock required to approve or adopt the business to be proposed, in the case of a proposal.

(iii) Notwithstanding anything in clause (ii) of this Section 13(a) or clause (b) of this Section 13 to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder's notice required by this Section 13 shall set forth a representation that the stockholder will notify the corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under clauses (ii)(C)(2) and (ii)(D)(1)-(3) of this Section 13(a), and such information when provided to the corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting.

(iv) This Section 13(a) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such meeting.

(v) Notwithstanding anything in this Section 13(a) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors made by the corporation at least 10 days prior to the last day a stockholder may deliver a notice in accordance with clause (ii) of this Section 13(a), a stockholder's notice required by this Section 13(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the corporation at the principal executive office of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(b) Special Meeting . Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (i) by or at the direction of the Board of Directors, (ii) provided that one or more directors are to be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time the notice provided for in this Section 13(b) is delivered to the Secretary of the corporation, who is entitled to vote at the meeting and upon such election and who delivers a written notice setting forth the information required by clause (a) of this Section 13 and provides the additional information required by clause (a) of Section 12 of this Article I above, or (iii) in the case of a stockholder-requested special meeting, by any stockholder of the corporation pursuant to clause (a)(iv) of Section 2 of this Article I. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the notice required by this Section 13(b) shall be delivered to the Secretary at the principal executive office of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the corporation. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(c) General .

(i) Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 13 shall be eligible to be elected or re-elected at any meeting of stockholders of the corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 13. Except as otherwise required by law, each of the Chairman of the Board of Directors, the Board of Directors or the chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 13. If any proposed nomination or other business is not in compliance with this Section 13, then except as otherwise required by law, the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 13, unless otherwise required by law, or otherwise determined by the Chairman of the Board of Directors, the Board of Directors or the chairman of the meeting, if the stockholder does not provide the information required under Section 12 of this Article I above or clauses (a)(ii)(C)(2) and (a)(ii)(D)(1)-(3) of this Section 13 to the corporation within the time frames specified herein, or if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the corporation to present a nomination or other business, such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of these Bylaws, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the corporation prior to the making of such nomination or proposal at such meeting stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

(ii) For purposes of this Section 13, the "close of business" shall mean 6:00 p.m. local time at the principal executive office of the corporation on any calendar day, whether or not the day is a business day, and a "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of clause (a)(ii)(D)(1) of this Section 13, shares shall be treated as "beneficially owned" by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

Section 14. Proxy Access for Director Nominations.

(a) Subject to the terms and conditions of these Bylaws, in connection with an annual meeting of stockholders at which directors are to be elected, the corporation (i) shall include in its proxy statement and on its form of proxy the names of, and (ii) shall include in its proxy statement the "Additional Information" (as defined below) relating to, a number of nominees specified pursuant to clause (b) of this Section 14 below(the "Authorized Number") for election to the Board of Directors submitted pursuant to this Section 14 (each, a "Stockholder Nominee"), if:

(i) the Stockholder Nominee satisfies the eligibility requirements in this Section 14;

(ii) the Stockholder Nominee is identified in a timely notice (the "Stockholder Notice") that satisfies this Section 14 and is delivered by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined below);

(iii) the Eligible Stockholder satisfies the requirements in this Section 14 and expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the corporation's proxy materials; and

(iv) the additional requirements of these Bylaws are met.

(b) The maximum number of Stockholder Nominees appearing in the corporation's proxy materials with respect to an annual meeting of stockholders (the "Authorized Number") shall not exceed the greater of (i) two or (ii) twenty percent (20%) of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 14 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%); provided that the Authorized Number shall be reduced (i) by any Stockholder Nominee whose name was submitted for inclusion in the corporation's proxy materials pursuant to this Section 14 but whom the Board of Directors decides to nominate as a Board of Directors nominee, and (ii) by any nominees who were previously elected to the Board of Directors as Stockholder Nominees at any of the preceding two annual meetings and who are nominated for election at the annual meeting by the Board of Directors as a Board of Directors nominee. In the event that one or more vacancies for any reason occurs after the date of the Stockholder Notice but before the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Authorized Number shall be calculated based on the number of directors in office as so reduced.

(c) To qualify as an "Eligible Stockholder," a stockholder or a group as described in this Section 14(c) must:

(i) Own and have Owned (as defined below), continuously for at least three years as of the date of the Stockholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of the shares of capital stock issued, outstanding and entitled to vote generally in the election of directors (for purposes of this Section 14, “Voting Capital Stock”)) that represents at least three percent (3%) of the outstanding shares of Voting Capital Stock as of the date of the Stockholder Notice (the “Required Shares”); and

(ii) thereafter continue to Own the Required Shares through such annual meeting of stockholders.

For purposes of satisfying the ownership requirements of this Section 14(c), a group of not more than twenty (20) stockholders and/or beneficial owners may aggregate the number of shares of Voting Capital Stock that each group member has individually Owned continuously for at least three years as of the date of the Stockholder Notice if all other requirements and obligations for an Eligible Stockholder set forth in this Section 14 are satisfied by and as to each stockholder or beneficial owner comprising the group whose shares are aggregated. No shares may be attributed to more than one Eligible Stockholder, and no stockholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one Eligible Stockholder under this Section 14. A group of any two or more funds shall be treated as only one stockholder or beneficial owner for this purpose if they are (A) under common management and investment control or (B) under common management and funded primarily by a single employer. For the purposes of this Section 14, the term “affiliate” or “affiliates” shall have the meanings ascribed thereto under the rules and regulations promulgated under the Exchange Act.

(d) For purposes of this Section 14:

(i) The terms “Own,” “Owned,” “Owning” and other variations of the word “Own” when used with respect to a stockholder or beneficial owner shall have the same meanings as defined in Section 2 of this Article I.

(ii) A stockholder or beneficial owner’s Ownership of shares shall be deemed to continue during any period in which the person has loaned the shares if the person has the power to recall the loaned shares on not more than five business days’ notice.

(e) For purposes of this Section 14, the “Additional Information” referred to in clause (a) of this Section 14 that the corporation will include in its proxy statement is:

(i) the information set forth in the Schedule 14N provided with the Stockholder Notice concerning each Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation’s proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder; and

(ii) if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Stockholder Nominee(s), which must be provided at the same time as the Stockholder Notice for inclusion in the corporation’s proxy statement for the annual meeting (the “Statement”).

Notwithstanding anything to the contrary contained in this Section 14, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 14 shall limit the corporation’s ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(f) The Stockholder Notice shall set forth all information, representations and agreements required under clause (a)(ii) of Section 13 of this Article I above, including the information required with respect to (i) any nominee for election as a director, (ii) any stockholder giving notice of an intent to nominate a candidate for election, and (iii) any stockholder, beneficial owner or other person on whose behalf the nomination is made under this Section 14. In addition, such Stockholder Notice shall include:

(i) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act;

(ii) a written statement of the Eligible Stockholder (and in the case of a group, the written statement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of Voting Capital Stock the Eligible Stockholder Owns and has Owned (as defined in clause (d) of this Section 14) continuously for at least three years as of the date of the Stockholder Notice, and (B) agreeing to continue to Own such shares through the annual meeting;

(iii) the written agreement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the corporation, setting forth the following additional agreements, representations, and warranties:

(A) it shall provide (1) within five business days after the date of the Stockholder Notice, one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously in compliance with this Section 14, (2) within five business days after the record date for the annual meeting both the information required under clause (a)(ii)(D)(1) of Section 13 of this Article I and notification in writing verifying the Eligible Stockholder's continuous Ownership of the Required Shares, in each case, as of such date, and (3) immediate notice to the corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the annual meeting;

(B) it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have this intent, (2) has not nominated and shall not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 14, (3) has not engaged and shall not engage in, and has not been and shall not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, and (4) shall not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation; and

(C) it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (2) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of the nomination or solicitation process pursuant to this Section 14, (3) comply with all laws, rules, regulations and listing standards applicable to its nomination or any solicitation in connection with the annual meeting, (4) file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the corporation's annual meeting of stockholders, one or more of the corporation's directors or director nominees or any Stockholder Nominee, regardless of whether the filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Regulation 14A under the Exchange Act, and (5) at the request of the corporation, promptly, but in any event within five business days after such request, (or by the day prior to the day of the annual meeting, if earlier) provide to the corporation such additional information as reasonably requested by the corporation; and

(iv) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination and the written agreement, representation, and warranty of the Eligible Stockholder that it shall provide within five business days after the date of the Stockholder Notice, documentation reasonably satisfactory to the corporation demonstrating that the number of stockholders and/or beneficial owners within such group does not exceed twenty (20), including whether a group of funds qualifies as one stockholder or beneficial owner within the meaning of clause (c) of this Section 14.

All information provided pursuant to this Section 14(f) shall be deemed part of the Stockholder Notice for purposes of this Section 14.

(g) To be timely under this Section 14, the Stockholder Notice must be delivered by a stockholder to the Secretary of the corporation at the principal executive office of the corporation not later than the close of business (as defined in clause (c)(ii) of Section 13 of this Article I) on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date or approximate date (as stated in the corporation's proxy materials) the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the previous year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Stockholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in clause (c)(ii) of Section 13 of this Article I) of the date of such meeting is first made by the corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(h) Within the time period for delivery of the Stockholder Notice, for each Stockholder Nominee, all written and signed representations and agreements and all completed and signed questionnaires required pursuant to clause (a) of Section 12 of this Article I, including consent to being named in the corporation's proxy statement and form of proxy as a nominee, shall be delivered to the Secretary of the corporation at the principal executive office of the corporation. The Stockholder Nominee must promptly, but in any event within five business days after such request, provide to the corporation such other information as it may reasonably request. The corporation may request such additional information as necessary to permit the Board of Directors to determine if each Stockholder Nominee satisfies the requirements of this Section 14.

(i) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this Section 14.

(j) Notwithstanding anything to the contrary contained in this Section 14, the corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, if:

(i) the Eligible Stockholder or Stockholder Nominee breaches any of its agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise submitted pursuant to this Section 14), any of the information in the Stockholder Notice (or otherwise submitted pursuant to this Section 14) was not, when provided, true, correct and complete, or the Eligible Stockholder or applicable Stockholder Nominee otherwise fails to comply with its obligations pursuant to these Bylaws, including, but not limited to, its obligations under this Section 14;

(ii) the Stockholder Nominee (A) is not independent under any applicable listing standards, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors, (B) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (C) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past 10 years or (D) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

(iii) the corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director in clause (a)(i)(C) of Section 13 of this Article I; or

(iv) the election of the Stockholder Nominee to the Board of Directors would cause the corporation to violate the Certificate of Incorporation of the corporation, these Bylaws, any applicable law, rule, regulation or listing standard.

(k) An Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 14 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the corporation's proxy materials and include such assigned rank in its Stockholder Notice submitted to the corporation. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 14 exceeds the Authorized Number, the Stockholder Nominees to be included in the corporation's proxy materials shall be determined in accordance with the following provisions: one Stockholder Nominee who satisfies the eligibility requirements in this Section 14 shall be selected from each Eligible Stockholder for inclusion in the corporation's proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of the corporation each Eligible Stockholder disclosed as Owned in its Stockholder Notice submitted to the corporation and going in the order of rank (highest to lowest) assigned to each Stockholder Nominee by such Eligible Stockholder. If the Authorized Number is not reached after one Stockholder Nominee who satisfies the eligibility requirements in this Section 14 has been selected from each Eligible Stockholder, this selection process shall continue as many times as necessary, following the same order each time, until the Authorized Number is reached. Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 14 thereafter is nominated by the Board of Directors, thereafter is not included in the corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder's or Stockholder Nominee's failure to comply with this Section 14), no other nominee or nominees shall be included in the corporation's proxy materials or otherwise submitted for election as a director at the applicable annual meeting in substitution for such Stockholder Nominee.

(l) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice), shall be ineligible to be a Stockholder Nominee pursuant to this Section 14 for the next two annual meetings.

(m) Notwithstanding the foregoing provisions of this Section 14, unless otherwise required by law or otherwise determined by the Chairman of the Board of Directors, the Board of Directors or the chairman of the meeting, if the stockholder delivering the Stockholder Notice (or a qualified representative of the stockholder, as defined in clause (c)(i) of Section 13 of this Article I) does not appear at the annual meeting of stockholders of the corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the corporation. Without limiting the Board of Directors' power and authority to interpret any other provisions of these Bylaws, the Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 14 and to make any and all determinations necessary or advisable to apply this Section 14 to any persons, facts or circumstances, in each case, acting in good faith. This Section 14 shall be the exclusive method for stockholders to include nominees for director election in the corporation's proxy materials.

ARTICLE II

Directors

Section 1. Powers . The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. Number of Directors . The Board of Directors shall consist of one or more members. The number of directors shall be no less than six (6) and no more than nine (9), the number thereof to be fixed from time to time by resolution of the Board of Directors.

Section 3. Election and Tenure . Each director shall be elected by the vote specified in clause (b) of Section 10 of Article I or as provided in Section 7 of this Article II. Each director shall serve until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Section 4. Qualification . No director need be a stockholder.

Section 5. Removal . Any director or the entire Board of Directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the directors except as otherwise provided by law.

Section 6. Resignation . Any director of the corporation may resign at any time by giving written notice to the Board of Directors, to the Chairman of the Board of Directors, if any, to the President, or to the Secretary, and any member of a committee may resign therefrom at any time by giving notice as aforesaid or to the chairman or secretary of such committee. Any such resignation shall take effect at the time (or upon the happening of an event) specified therein, or, if the time (or event) be not specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 7. Vacancies and Newly Created Directorships . Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled (a) by the stockholders at any meeting, (b) by a majority of the directors then in office, although less than a quorum, or (c) by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class, classes or series then in office or by the sole remaining director so elected. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of directors who are entitled to act on the filling of such vacancy or vacancies and who are then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies by vote to take effect when such resignation or resignations shall become effective.

Section 8. Annual Meeting . The first meeting of each newly elected Board of Directors may be held without notice immediately after an annual meeting of stockholders (or a special meeting of stockholders held in lieu of an annual meeting) at the same place as that at which such meeting of stockholders was held; or such first meeting may be held at such place and time as shall be fixed by the consent in writing of all the directors, or may be called in the manner hereinafter provided with respect to the call of special meetings.

Section 9. Regular Meetings . Regular meetings of the directors may be held at such times and places as shall from time to time be fixed by resolution of the Board of Directors, and no notice need be given of regular meetings held at times and places so fixed, provided, however, that any resolution relating to the holding of regular meetings shall remain in force only until the next annual meeting of stockholders and that, if at any meeting of Directors at which a resolution is adopted fixing the times or place or places for any regular meetings any Director is absent, no meeting shall be held pursuant to such resolution without notice to or waiver by such absent Director pursuant to Section 11 of this Article II.

Section 10. Special Meetings . Special meetings of the directors may be called by the Chairman of the Board of Directors, if any, the President, or by at least one- third of the directors then in office (rounded up to the nearest whole number), and shall be held at the place and on the date and hour designated in the call thereof.

Section 11. Notices . Notices of any special meeting of the directors shall be given to each director by the Secretary or an Assistant Secretary (a) by mailing to him or her, postage prepaid, and addressed to him or her at his or her address as registered on the books of the corporation, or if not so registered at his or her last known home or business address, a written notice of such meeting at least 4 days before the meeting, (b) by delivering such notice by hand or by telegram, telecopy, telex, facsimile or electronic transmission (including without limitation e-mail) to him or her at least 48 hours before the meeting, or (c) by giving such notice in person or by telephone at least 48 hours in advance of the meeting. Any notice given personally or by telephone, telegram, telecopy, telex, facsimile or electronic transmission (including without limitation e-mail) may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. In the absence of the Secretary or an Assistant Secretary, such notice may be given by the officer or one of the directors calling the meeting. Notice need not be given to any director who has waived notice in accordance with Section 229 of the DGCL. A notice or waiver of notice of a meeting of the directors need not specify the business to be transacted at or the purpose of the meeting.

Section 12. Quorum . At any meeting of the directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors, a majority of those present (or, if not more than two directors are present, any director present) may adjourn the meeting from time to time to another place, date or time, without notice other than announcement at the meeting prior to adjournment, until a quorum shall be present.

Section 13. Participation in Meetings by Conference Telephone . One or more members of the Board of Directors, or any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 13 shall constitute presence in person at such meeting.

Section 14. Conduct of Business; Action by Written Consent . At any meeting of the Board of Directors at which a quorum is present, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided in these Bylaws or required by law. Without limiting the manner by which a consent of directors may be given under Section 141(f) of the DGCL, action may be taken by the Board of Directors, or any committee thereof, without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the records of proceedings of the Board of Directors or committee.

Section 15. Place of Meetings . The Board of Directors may hold its meetings, and have an office or offices, within or without the State of Delaware.

Section 16. Compensation . The Board of Directors shall have the authority to fix stated salaries for directors for their service in such capacity and to provide for payment of a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors. The Board of Directors shall also have the authority to provide for payment of a fixed sum and expenses of attendance, if any, payable to members of committees for attending committee meetings. Nothing herein contained shall preclude any director from serving the corporation in any other capacity and receiving compensation for such services.

Section 17. Committees . (a) The Board of Directors, by resolution passed by a majority of the number of directors required at the time to constitute a full Board of Directors as fixed in or determined pursuant to these Bylaws as then in effect, may from time to time designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have such power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Subsection (a) of Section 151 of the DGCL, fix the designations and any preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares in a series of stock or authorize the increase or decrease in the shares of any series), adopting an agreement of merger or consolidation under Sections 251, 252, 254, 255, 256, 257, 258, 263, or 264 of the DGCL, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property or assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the Bylaws of the corporation. Such a committee may, to the extent expressly provided in the resolution of the Board of Directors, have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.

(b) At any meeting of any committee or subcommittee of a committee, a majority of the directors then serving on such committee of the Board of Directors or subcommittee of a committee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the Certificate of Incorporation, these Bylaws, a resolution of the Board of Directors or a resolution of a committee that created the subcommittee requires a greater or lesser number, provided that in no case shall a quorum be less than 1/3 of the directors then serving on the committee or subcommittee. The vote of the majority of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the Certificate of Incorporation, these Bylaws, a resolution of the Board of Directors or a resolution of a committee that created the subcommittee requires a greater number.

(c) Each committee, except as otherwise provided by resolution of the Board of Directors, shall fix the time and place of its meetings within or without the State of Delaware, shall adopt its own rules and procedures, and shall keep a record of its acts and proceedings and report the same from time to time to the Board of Directors.

(d) Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE III

Officers

Section 1. Officers and Their Election . The officers of the corporation shall be a Chief Executive Officer, a President, a Secretary, a Chief Financial Officer and such Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers and other officers as the Board of Directors may from time to time determine and elect or appoint. The Board of Directors may appoint one of its members to the office of Chairman of the Board of Directors and another of its members to the office of Vice-Chairman of the Board of Directors and from time to time define the powers and duties of these and other officers, employees or agents of the corporation notwithstanding any other provisions of these Bylaws. All officers shall be elected by the Board of Directors and shall serve at the will of the Board of Directors. Any officer may, but need not, be a director. Two or more offices may be held by the same person. All officers shall perform such duties and have such powers as the Board of Directors shall designate by resolution, or in the absence of such resolution, as set forth in these Bylaws. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding the foregoing provisions of this Article III.

Section 2. Term of Office. The Chief Executive Officer, the President, the Chief Financial Officer and the Secretary shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 3. Vacancies. Any vacancy at any time existing in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board of Directors. The Board of Directors may, in its discretion, elect a Chairman of the Board of Directors from among its members. He or she may be the Chief Executive Officer of the corporation if so designated by the Board of Directors, and he or she shall preside at all meetings of the Board of Directors at which he or she is present and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Board of Directors or prescribed by the Bylaws.

Section 5. Chief Executive Officer. The Board of Directors may elect a Chief Executive Officer of the corporation who may also be the Chairman of the Board of Directors or President of the corporation or both. It shall be his or her duty and he or she shall have the power to see that all orders and resolutions of the Board of Directors are carried into effect. He or she shall from time to time report to the Board of Directors all matters within his or her knowledge which the interests of the corporation may require to be brought to its notice.

Section 6. President. If there is no Chief Executive Officer, the President shall be the chief executive officer of the corporation except as the Board of Directors may otherwise provide. The President shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

Section 7. Vice Presidents. In the absence or disability of the President, his or her powers and duties shall be performed by the vice president, if only one, or, if more than one, by the one designated for the purpose by the Board of Directors. Each vice president shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

Section 8. Chief Financial Officer. The Chief Financial Officer shall be the treasurer of the corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as shall be designated by the Board of Directors or in the absence of such designation in such depositories as he or she shall from time to time deem proper. The Chief Financial Officer (or any Assistant Chief Financial Officer) shall sign all stock certificates as treasurer of the corporation. He or she shall disburse the funds of the corporation as shall be ordered by the Board of Directors, taking proper vouchers for such disbursements. He or she shall promptly render to the Chief Executive Officer and to the Board of Directors such statements of his or her transactions and accounts as the Chief Executive Officer and Board of Directors respectively may from time to time require. The Chief Financial Officer shall perform such duties and have such powers additional to the foregoing as the Board of Directors may designate.

Section 9. Assistant Chief Financial Officers. In the absence or disability of the Chief Financial Officer, his or her powers and duties shall be performed by the Assistant Chief Financial Officer, if only one, or if more than one, by the one designated for the purpose by the Board of Directors. Each Assistant Chief Financial Officer shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

Section 10. Secretary. The Secretary shall issue notices of all meetings of stockholders, of the Board of Directors and of committees thereof where notices of such meetings are required by law or these Bylaws. He or she shall record the proceedings of the meetings of the stockholders and of the Board of Directors and shall be responsible for the custody thereof in a book to be kept for that purpose. He or she shall also record the proceedings of the committees of the Board of Directors unless such committees appoint their own respective secretaries. Unless the Board of Directors shall appoint a transfer agent and/or registrar, the Secretary shall be charged with the duty of keeping, or causing to be kept, accurate records of all stock outstanding, stock certificates issued and stock transfers. He or she shall sign such instruments as require his or her signature. The Secretary shall have custody of the corporate seal and shall affix and attest such seal on all documents whose execution under seal is duly authorized. In his or her absence at any meeting, an Assistant Secretary or the Secretary pro tempore shall perform his or her duties thereat. He or she shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

Section 11. Assistant Secretaries. In the absence or disability of the Secretary, his or her powers and duties shall be performed by the Assistant Secretary, if only one, or, if more than one, by the one designated for the purpose by the Board of Directors. Each Assistant Secretary shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

Section 12. Salaries . The salaries and other compensation of officers, agents and employees shall be fixed from time to time by or under authority from the Board of Directors. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he or she is also a director of the corporation.

Section 13. Removal . The Board of Directors may remove any officer, either with or without cause, at any time.

Section 14. Bond . The corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise.

Section 15. Resignations . Any officer of the corporation may resign at any time by giving written notice to the Board of Directors, to the Chairman of the Board of Directors, if any, to the Chief Executive Officer or to the Secretary of the corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

ARTICLE IV

Capital Stock

Section 1. Stock Certificates; Uncertificated Shares . The shares of capital stock of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the adoption of such a resolution, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors or the President or a Vice President, and by the Chief Financial Officer (in his or her capacity as treasurer) or an Assistant Chief Financial Officer (in his or her capacity as assistant treasurer), or the Secretary or an Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before the certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2. Classes of Stock . If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the face or back of each certificate issued by the corporation to represent such class or series shall either (a) set forth in full or summarize the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions thereof, or (b) contain a statement that the corporation will furnish a statement of the same without charge to each stockholder who so requests. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered holder thereof such written notice as may be required by law as to the information required by law to be set forth or stated on stock certificates.

Section 3. Transfer of Stock . Shares of stock shall be transferable only upon the books of the corporation pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe. The Board of Directors may at any time or from time to time appoint a transfer agent or agents or a registrar or registrars for the transfer or registration of shares of stock. Except where a certificate, or uncertificated shares, are issued in accordance with Section 5 of Article IV of these Bylaws, one or more outstanding certificates representing in the aggregate the number of shares involved shall be surrendered for cancellation before a new certificate, or uncertificated shares, are issued representing such shares.

Section 4. Holders of Record . Prior to due presentment for registration of transfer the corporation may treat the holder of record of a share of its stock as the complete owner thereof exclusively entitled to vote, to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice to the contrary.

Section 5. Stock Certificates . The Board of Directors may direct that a new stock certificate or certificates, or uncertificated shares, be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates or his or her legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation on account of the alleged loss, theft, or destruction, of such certificates or the issuance of such new certificate or certificates, or uncertificated shares.

Section 6. Record Date . In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action other than stockholder action by written consent, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than 60 nor less than 10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE V

Miscellaneous Provisions

Section 1. Interested Directors and Officers . (a) No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if:

(i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the number of disinterested directors is less than a quorum; or

(ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the shareholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 2. Indemnification .

(a) Right to Indemnification . The corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director or officer, to the fullest extent authorized by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that except as provided in Subsection (c) of this Section with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation; and provided further that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise and indemnification therefor shall be appropriated:

(i) by a majority vote of a quorum consisting of disinterested directors;

(ii) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors consisting of all the disinterested directors;

(iii) if there are not two or more disinterested directors in office, then by a majority of the directors then in office, provided they have obtained a written finding by special independent legal counsel appointed by a majority of the directors to the effect that, based upon a reasonable investigation of the relevant facts as described in such opinion, the person to be indemnified appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation (or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan);

(iv) by the holders of a majority of the shares of stock entitled to vote for the election of directors, which majority may include interested directors and officers; or

(v) by a court of competent jurisdiction.

An "interested" director or officer is one against whom in such capacity the proceeding in question or other proceeding on the same or similar grounds is then pending. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) Right to Advancement of Expenses . The right to indemnification conferred in Subsection (a) of this Section shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise, which undertaking may be accepted without reference to the financial ability of such person to make repayment.

(c) Right of Indemnitee to Bring Suit . If a claim under Subsection (a) or (b) of this Section is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time there after bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking the corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the corporation.

(d) Non-exclusivity of Rights . The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, certificate of incorporation, bylaw, agreement, vote of disinterested directors or otherwise. The corporation's indemnification under this Section 2 of any person who is or was a director or officer of the corporation, or is or was serving, at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his or her behalf by the corporation, (ii) from such other corporation, partnership, joint venture, trust or other enterprise, or (iii) under any other applicable indemnification provision.

(e) Joint Representation . If both the corporation and any person to be indemnified are parties to an action, suit or proceeding (other than an action or suit by or in the right of the corporation to procure a judgment in its favor), counsel representing the corporation therein may also represent such indemnified person (unless such dual representation would involve such counsel in a conflict of interest in violation of applicable principles of professional ethics), and the corporation shall pay all fees and expenses of such counsel incurred during the period of dual representation other than those, if any, as would not have been incurred if counsel were representing only the corporation; and any allocation made in good faith by such counsel of fees and disbursements payable under this paragraph by the corporation versus fees and disbursements payable by any such indemnified person shall be final and binding upon the corporation and such indemnified person.

(f) Indemnification of Employees and Agents of the Corporation . Except to the extent that rights to indemnification and advancement of expenses of employees or agents of the corporation may be required by any statute, the Certificate of Incorporation, this Section or any other bylaw, agreement, vote of disinterested directors or otherwise, the corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

(g) Insurance . The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL (as currently in effect or hereafter amended), the Certificate of Incorporation or these Bylaws.

(h) Nature of Indemnification Right; Modification of Repeal of Indemnification . Each person who is or becomes a director or officer as described in subsection (a) of this Section 2 shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Section 2. All rights to indemnification (and the advancement of expenses) under this Section 2 shall be deemed to be provided by a contract between the corporation and the person who serves as a director or officer of the corporation at any time while these Bylaws and other relevant provisions of the DGCL and other applicable law, if any, are in effect. Such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any modification or repeal of this Section 2 shall not adversely affect any right or protection existing under this Section 2 at the time of such modification or repeal.

Section 3. Stock in Other Corporations . Subject to any limitations that may be imposed by the Board of Directors, the President or any person or persons authorized by the Board of Directors may, in the name and on behalf of the corporation, (a) call meetings of the holders of stock or other securities of any corporation or other organization, stock or other securities of which are held by this corporation, (b) act, or appoint any other person or persons (with or without powers of substitution) to act in the name and on behalf of the corporation, or (c) express consent or dissent, as a holder of such securities, to corporate or other action by such other corporation or organization.

Section 4. Checks, Notes, Drafts and Other Instruments . Checks, notes drafts and other instruments for the payment of money drawn or endorsed in the name of the corporation may be signed by any officer or officers or person or persons authorized by the Board of Directors to sign the same. No officer or person shall sign any such instrument as aforesaid unless authorized by the Board of Directors to do so.

Section 5. Corporate Seal . The seal of the corporation shall be circular in form, bearing the name of the corporation, the word "Delaware", and the year of incorporation, and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6. Books and Records . The books, accounts and records of the corporation, except as may be otherwise required by law, may be kept outside of the State of Delaware, at such place or places as the Board of Directors may from time to time appoint. Except as may otherwise be provided by law, the Board of Directors shall determine whether and to what extent the books, accounts, records and documents of the corporation, or any of them, shall be open to the inspection of the stockholders.

Section 7. Severability . If any term or provision of the Bylaws, or the application thereof to any person or circumstances or period of time, shall to any extent be invalid or unenforceable, the remainder of the Bylaws shall be valid and enforced to the fullest extent permitted by law.

Section 8. Interpretations . Words importing persons include firms, associations and corporations, all words importing the singular number include the plural number and vice versa, and all words importing the masculine gender include the feminine gender.

Section 9. Amendments . The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws; provided that the Board of Directors shall not have the power to alter, amend or repeal any bylaw adopted by the stockholders that by its terms may be altered, amended or repealed only by the stockholders. The stockholders also have the power to adopt, amend or repeal the Bylaws of the corporation.